EXHIBIT 28



Robert W. Lougee, Jr.             Media:
Vice President and Director       Thomas L. Lavelle
Corporate Communications          (401) 278-3003
(401) 278-5879                    Stacy Stout
                                  (404) 392-2404

Bruce P. Crooks                   Investor:
(401) 278-6241                    Judith B. Ragge
                                  (401) 278-6444


         Fleet Financial Group Completes Acquisition of Sterling Bancshares Corp.


    Providence, R.I., August 15, 1994: Fleet Financial Group today completed its acquisition of Sterling Bancshares Corp.
(NASDAQ-STLG), Waltham, Mass., it was announced by Terrence
Murray, Fleet's chairman and chief executive officer.

    Under terms of the acquisition, originally announced last
October, Fleet acquired the $1-billion parent company of Sterling Bank for approximately $125 million in stock, or $39.50 for each share of Sterling common stock.

    Sterling operates 13 banking offices in eastern
Massachusetts, predominantly in Middlesex County. They will be merged into the $9.2-billion Fleet Bank of Massachusetts, N.A., which has 154 branches throughout the state.

    Murray terms the Sterling acquisition "a highly attractive match" that will help Fleet expand its community lending activities involving middle-market companies, as well as its consumer banking and investment services businesses, in one of New England's most attractive and affluent markets.

    The acquisition agreement provides Sterling stockholders with 1.096 shares of Fleet Financial Group stock for each Sterling share. The transaction will be treated as a pooling of interests and is anticipated to be tax-free to Sterling shareholders.

    Fleet Financial Group is a $48-billion diversified financial services company listed on the New York Stock
Exchange (NYSE-FLT) with approximately 1,200 offices nationwide. Its lines of business include commercial and consumer banking, mortgage banking, consumer finance, asset-based lending, equipment leasing, investment management, and student loan processing.